UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 001-13253

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RENASANT BANK 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RENASANT CORPORATION

209 Troy Street

Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan

Form 11-K

For the Year Ended December 31, 2010

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee

Renasant Bank

We have audited the accompanying statements of net assets available for benefits of Renasant Bank 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ridgeland, Mississippi

June 29, 2011

Renasant Bank 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets
Investments, at fair value:
Interest-bearing cash	$15	$2,241
Mutual funds	24,339,067	32,044,831
Collective trust fund	1,314,855	—
Separately managed accounts	12,851,251	—
Renasant Corporation common stock	10,048,848	7,824,158

Total investments	48,554,036	39,871,230

Receivables
Company contributions	3,221,190	3,258,410
Participant contributions	72	88,149
Accrued interest and dividends	101,399	97,893
Notes receivable from participants	84,874	93,861

Total receivables	3,407,535	3,538,313

Total assets	51,961,571	43,409,543

Liabilities
Other liabilities	131,630	140,567

Total liabilities	131,630	140,567

Net assets available for benefits	$51,829,941	$43,268,976

See Notes to Financial Statements.

Renasant Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009

Investment income
Interest	$4,933	$55,238
Dividends	880,313	1,190,526
Net appreciation in fair value of investments	5,856,006	3,672,740

Total investment income	6,741,252	4,918,504

Contributions
Company	3,221,190	3,258,410
Participants	2,550,148	2,579,404
Rollovers	167,369	4,146
Other	28,289	—

Total contributions	5,966,996	5,841,960

Other deductions
Benefits paid to participants	4,062,694	3,268,659
Certain deemed distributions	7,639	358
Corrective distributions	131,630	140,567
Other expenses	—	701

Total other deductions	4,201,963	3,410,285

Transfer from (to) affiliated plans	54,680	(4,315,888)

Net increase in net assets available for benefits	8,560,965	3,034,291

Net assets available for benefits:
Beginning of year	43,268,976	40,234,685

End of year	$51,829,941	$43,268,976

See Notes to Financial Statements.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note A – Description of Plan

The following brief description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers substantially all employees of Renasant Corporation and its wholly-owned subsidiaries Renasant Bank and Renasant Insurance, Inc. (collectively referred to herein as the “Company”).

On December 22, 2009, the Company transferred account balances previously accrued under The Peoples Bank & Trust Company Employee Stock Ownership Plan and Trust (the “ESOP accounts”) from the Plan to a separate employee stock ownership plan. The transfer of the ESOP accounts is shown as a reduction of the net assets of the Plan for the year ended December 31, 2009. At the date of transfer, the ESOP accounts were valued at $4,315,888. Participant-directed transfers of eligible balances from the ESOP accounts into the Plan during 2010 totaled $54,680.

Eligibility: Common law employees of the Company, other than employees subject to a collective bargaining agreement, non-resident aliens, temporary and seasonal workers, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan. Participants may also rollover distributions from other qualified retirement plans.

The Company matches 100% of each eligible participant’s voluntary deferrals, up to 4% of compensation. The Company also makes nondiscretionary contributions for eligible participants equal to 5% of total compensation and 5% of compensation in excess of the current Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in the prior The Peoples Bank & Trust Company Money Purchase Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. Company contributions are made and allocated to their respective accounts at the end of the year for those participants who are employed on the last day of the year and are credited with 1,000 hours of service during the year. No additional contributions are allocated to money purchase accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day.

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Matching and nondiscretionary Company contribution accounts and money purchase accounts vest under a six-year graduated schedule.

Forfeitures: Forfeitures of non-vested Company contributions are used to reduce future Company contributions. There were forfeitures pending in the amount of $148,856 and $167,043 at December 31, 2010 and 2009, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account which are paid in the form of an annuity, unless a participant otherwise elects. Benefits are recorded when paid.

Administrative Expenses: The Plan sponsor pays the direct costs of the plan, including legal, audit, custodial and recordkeeping fees.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their deferral account balance. Loan availability is generally conditioned upon hardship conditions. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s accounts and bear interest at the prime rate of Renasant Bank plus 100 basis points. Principal and interest are paid ratably through payroll deductions.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on results previously reported in the Statements of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an order transaction between market participants at the measurement date. Refer to Note G, ‘Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events: The Plan has evaluated subsequent events that have occurred after December 31, 2010 through the date of issuance of its financial statements for consideration of recognition or disclosure.

Impact of Recently-Issued Accounting Standards: In January 2010, the Financial Accounting Standards Board (“FASB”) issued an update to Accounting Standards Codification Topic (“ASC”) 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) that requires a reporting entity to present separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using Level 3 inputs. These disclosures are effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of this update in 2011 will have no impact on the Plan’s fair value disclosures.

In September 2010, the FASB issued an update to ASC 962, “Plan Accounting - Defined Contribution Pension Plans,” which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This update also states that disclosure requirements regarding the fair value of notes receivable from participants are not required. This update is effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This update was adopted by the Plan for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new update. There was no impact to the Plan’s net assets available for benefits or changes in net assets available for benefits as of December 31, 2010 or 2009 as a result of the adoption of this update.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note C – Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009, were as follows:

	2010				2009
	Number of Units		Fair Value		Number of Units		Fair Value
Renasant Corporation common stock	594,255		$10,048,848		575,306		$7,824,158
Renasant Bank Moderate Growth Fund	422,933		4,842,918		—	(3)	—	(3)
Federated Total Return Bond – SS	405,190		4,517,864		693,556		7,536,837
Renasant Bank Aggressive Growth Fund	258,106		3,040,260		—	(3)	—	(3)
Renasant Bank Conservative Growth Fund	258,160		2,878,825		—	(3)	—	(3)
Davis New York Venture – R	—	(1)	—	(1)	105,252		3,260,722
Federated InterContinental Fund – A	—	(2)	—	(2)	71,636		3,081,778
Federated Kaufmann Fund – A	—	(2)	—	(2)	530,872		2,473,864
Federated Prime Obligations Fund – SS	—	(2)	—	(2)	2,364,778		2,364,778
Federated International Small-Mid Company Fund – A	—	(2)	—	(2)	67,481		2,165,469

(1)	Not an investment option for the Plan at December 31, 2010.
(2)	Did not represent 5% or more of the fair value of the Plan’s net assets at December 31, 2010.
(3)	Not an investment option for the Plan at December 31, 2009.

The Plan’s investments, including gains and losses on investments bought and sold, as well as investments held during the year, appreciated (depreciated) in value as follows:

	2010	2009
Appreciation (depreciation) in fair value of investments:
Mutual funds	$2,338,275	$6,172,120
Collective trust fund	75,308	—
Separately managed accounts	1,448,752	—
Renasant Corporation common stock	1,993,671	(2,499,380)

Net appreciation in fair value of investments	$5,856,006	$3,672,740

Note D – Tax Status

The Plan obtained its latest determination letter on July 3, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan had no uncertain tax positions at December 31, 2010 or 2009. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all fiscal years after 2007 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note E – Related Party Transactions

Renasant Corporation sponsors the Plan. Renasant Corporation common stock is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Federated Investors, Inc. and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Certain of the Plan’s investments are managed funds consisting of mutual funds aggregated specifically for the investment option of participants in the Plan. Although these funds bear the name of Renasant Bank, they do not consist of shares of the Company.

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note G – Fair Value Measurements

ASC 820 provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).

The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:

Mutual funds: These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Collective trust fund and separately managed accounts: These investments are valued based on the market value of the underlying investments.

Renasant Corporation common stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year.

The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2010 and 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
December 31, 2010
Interest-bearing cash	$15	$—	$—	$15
Mutual funds	24,339,067	—	—	24,339,067
Collective trust fund	—	1,314,855	—	1,314,855
Separately managed accounts	—	12,851,251	—	12,851,251
Renasant Corporation common stock	10,048,848	—	—	10,048,848

	$34,387,930	$14,166,106	$—	$48,554,036

December 31, 2009
Interest-bearing cash	$2,241	$—	$—	$2,241
Mutual funds	32,044,831	—	—	32,044,831
Renasant Corporation common stock	7,824,158	—	—	7,824,158

	$39,871,230	$—	$—	$39,871,230

SUPPLEMENTAL SCHEDULE

RENASANT BANK 401(k) PLAN

EIN 64-0220550

PLAN 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2010

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value**

*	Federated	Interest-bearing cash	**	$15

*	Federated	Renasant Bank Income Fund	**	1,314,855
*	Federated	Renasant Bank Conservative Growth Fund	**	2,878,825
*	Federated	Renasant Bank Moderate Growth Fund	**	4,842,918
*	Federated	Renasant Bank Growth Fund	**	2,089,248
*	Federated	Renasant Bank Aggressive Growth	**	3,040,260
*	Baron	Growth – Retail	**	1,019,834
*	Columbia	Value and Restructuring Fund – Z	**	1,252,504
*	Davis	New York Venture – A	**	2,491,246
*	Federated	Clover Small Value Fund – A	**	267,114
*	Federated	InterContinental Fund – A	**	2,344,662
*	Federated	International Small-Mid Company Fund – A	**	1,327,441
*	Federated	Kaufmann Fund – A	**	1,799,871
*	Federated	Max Cap Index Fund – SS	**	1,978,268
*	Federated	Mortgage Fund – SS	**	299,225
*	Federated	Total Return Bond – SS	**	4,517,864
*	Federated	Total Return Government Bond Fund – SS	**	1,210,083
*	Federated	Prime Obligations Fund – SS	**	2,466,076
*	Fidelity	Advisor Mid Cap Value Fund – I	**	620,338
*	Janus	Forty – A	**	1,368,273
*	RS	Partners Fund – A	**	1,376,268

				38,505,173

*	Renasant Corporation	Common Stock	**	10,048,848

				48,554,036

*	Notes Receivable from Participants	Range of interest rates from 4.25% to 9.25% with maturity dates through 2018	**	84,874

			**	$48,638,910

*	Denotes party-in-interest
**	Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(K) PLAN

Date: June 29, 2011	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President and Human Resources Director